Exhibit 99
                                         Sub-Item 77c


Special Meeting of Shareholders:
A special meeting of shareholders was held on June
27, 1997 to vote on a proposed new investment
advisory agreement between Focus Capital Advisory,
L.P. and the Fund.  The results were as follows:
Shares For:  366,882
Shares Against:   6,332
Shares Abstained: 54,763